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                                                               Exhibit (a)(5)(i)

[LOGO] Level (3) Communications (SM)                Level 3 Communications. Inc.
                                                              1025 Eldorado Blvd
                                                            Broomfield, CO 80021

                                                                  www.Level3.com
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                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

Level 3 Contacts:
Media:      Josh Howell                     Investors:     Robin Miller
            720/888-2517                                   720/888-2518

            Paul Lonnegren
            720/888-6099

                Level 3 Communications Announces "Modified Dutch
           Auction" Tender Offers for a Portion of its Debt Securities

             Tender Offers Apply to Maximum of $1.8 Billion Aggregate
                         Face Amount of Debt at Maturity

BROOMFIELD, Colo., September 10, 2001 -- Level 3 Communications, Inc. (Nasdaq:LVLT) today announced that Level 3 Finance, LLC ("Level 3 Finance"), its first tier, wholly owned subsidiary, has commenced "Modified Dutch Auction" tender offers for a portion of Level 3 Communications, Inc.'s ("Level 3") senior debt and convertible debt securities described below.

Level 3 Finance is offering to purchase for cash, at prices determined by a "Modified Dutch Auction" procedure within the purchase price ranges set forth in the table below, the following principal amount or principal amount at maturity of Level 3 Communications, Inc.'s 9? % Senior Notes due 2008, 10 1/2% Senior Discount Notes due 2008, l0 3/4% Senior Notes due 2008, 11 1/4% Senior Notes due 2010, 11% Senior Notes due 2008, 11 1/4% Senior Notes due 2010, 12? % Senior Discount Notes due 2010, 6% Convertible Subordinated Notes due 2009 and 6% Convertible Subordinated Notes due 2010.

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A separate offer is being made with respect to each series of Notes.



                                Maximum Principal                Maximum Amount
      Series of Notes           Amount or Principal           Sought as Percentage      Purchase Price Range
      ---------------                Amount                   of Outstanding as of   per $1,000 (or (euro)1,000
                                at Maturity Sought                 08/31/01               Principal Amount
                                ------------------                 --------               ----------------
9? % Notes                      up to S400 million                    20%                    $490 to $540
l0 1/2% Discount Notes*         up to Sl50 million                    18%                    $330 to $360
10 3/4% Euro Notes              up to(euro)200 million                40%               (euro)490 to(euro)530
11 1/4% Euro Notes              up to(euro)110 million                37%               (euro)510 to(euro)550
11% Notes                       up to $250 million                    31%                    S520 to $570
11 1/4% Notes                   up to $100 million                    40%                    $500 to $550
l2?% Discount Notes*            up to $100 million                    15%                    $270 to S300
2009 Convertible Notes          up to $300 million                    43%                    $290 to $320
2010 Convertible Notes          up to $225 million                    27%                    $280 to $310

*  Principal amount at maturity

The funds required for Level 3 Finance to consummate the tender offers have been contributed to Level 3 Finance by Level 3 from its available cash.

The purchase price ranges listed above are per $1,000 (or (euro)1,000 in the case of the Euro Notes) principal amount or principal amount at maturity in the case of the Discount Notes. The maximum aggregate principal amount (or principal amount at maturity, as applicable) listed above for a series of Notes is referred to as the "Offer Amount" for that series.

Under the "Modified Dutch Auction" procedure, Level 3 Finance will accept tendered Notes in each offer in the order of the lowest to the highest tender prices specified by tendering holders within the applicable price range for the applicable series of Notes, and will select the single lowest price so specified (with respect to such series, the "Purchase Price") that will enable Level 3 Finance to purchase the Offer Amount for that series (or, if less than the Offer Amount for that series are tendered, all Notes of that series so tendered). Level 3 Finance will pay the same Purchase Price for all Notes of a given series that are tendered at or below the Purchase Price for that series, upon the terms and subject to the conditions of the applicable offer, including the proration terms for that offer.

The tender offer for each series of Notes will expire at 11:59 p.m., New York City time, on October 5, 2001, unless that offer is extended. Tendered Notes may be withdrawn at any time prior to the applicable expiration date.

In the event that the amount of any series of Notes tendered on or prior to the Expiration Date for that offer at or below the applicable Purchase Price exceeds the Offer Amount for that series then, subject to the terms and conditions of the applicable offer, Level 3 Finance will accept for payment such Notes of that series as follows. First, Level 3 Finance will accept for payment all Notes of that series that are tendered at prices below the applicable Purchase Price. Next, Level 3 Finance will accept for payment such Notes

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of that series that are tendered at the applicable Purchase Price on a pro rata basis from among the tendered Notes of that series.

The terms and conditions of each offer are set forth in Level 3 Finance's Offer to Purchase, dated September 10, 2001. Subject to applicable law, Level 3 Finance may, in its sole discretion, waive any condition applicable to any tender offer or extend or terminate or otherwise amend any offer.

No offer is conditioned on the consummation of any other offer, and no offer has as a condition that a minimum principal amount (or principal amount at maturity, as applicable) of Notes be tendered in that offer. The consummation of the tender offer for each series of Notes is subject to certain conditions, which are described in the Offer to Purchase.

This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any series of Notes. The tender offers may only be made pursuant to the terms of the Offer to Purchase and the accompanying Letter of Transmittal.

Salomon Smith Barney and JP Morgan are acting as dealer managers and Mellon Investor Services LLC is both the information agent and the depositary in connection with the tender offers. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained from the information agent at Mellon Investor Services LLC, 44 Wall Street, 7th Floor, New York, New York 10005, at (917) 320-6286 (banks and brokers) or (888) 788-1979 (toll free).
Additional information concerning the terms of the tender offer, including all questions relating to the mechanics of the offer, may be obtained by contacting Salomon Smith Barney at (800) 558-3745 (toll-free) or (212) 723-6106 (call collect) or JP Morgan at (800) 245-8812 (toll-free) or (212) 270-1100 (call collect).

In addition, the company will post on its web site, www.Level3.com answers to
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certain questions regarding the offers.

About Level 3 Communications

Level 3 Communications, Inc. (Nasdaq:LVLT) is a global communications and information services company offering a wide selection of services including IP services, broadband transport, colocation services and the industry's first Softswitch based services. Its Web address is www.Level3.com.
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Forward Looking Statement

Some of the statements made by the company and Level 3 Finance, LLC in this press release are forward-looking in nature. Actual results may differ materially from those projected in forward-looking statements. The company believes that its primary risk factors include, but are not limited to: substantial capital requirements; development of effective internal processes and systems; the ability to attract and retain high quality employees; changes in the overall economy; technology; the number and size of competitors in its markets; law and regulatory policy; and the mix of products and services offered in the company's target markets. Additional information concerning these and other important factors can be found within the company's filings with the Securities and Exchange Commission. Statements in this release should be evaluated in light of these important factors.